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www.dechert.com

STEPHANIE CAPISTRON

stephanie.capistron@dechert.com
+1 617 728 7127 Direct
+1 617 275 8364 Fax

October 30, 2012

VIA EDGAR CORRESPONDENCE

Deborah O’Neal-Johnson

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-4644

Re:            The Hartford Mutual Funds II, Inc. — Registration Statement on Form N-14
(File No. 333-184222)

Dear Ms. O’Neal-Johnson:

This letter responds to comments you provided in our telephonic discussion on October 24, 2012, in connection with your review of the registration statement on Form N-14 (the “Registration Statement”) under the Securities Act of 1933, as amended (the “Securities Act”), filed on behalf of The Hartford Mutual Funds II, Inc. (the “Registrant”) on October 1, 2012. The Registration Statement was filed in connection with the proposed reorganization in which The Hartford Growth Opportunities Fund (the “Acquiring Fund”), a series of the Registrant, will acquire all of the assets of The Hartford Fundamental Growth Fund (the “Acquired Fund”), a series of The Hartford Mutual Funds, Inc., in exchange for shares of the Acquiring Fund and the assumption by the Acquiring Fund of the liabilities of the Acquired Fund.  On behalf of the Registrant, we have reproduced your questions/comments below and immediately thereafter have provided the Registrant’s responses or described how the Registrant will address your comments in a post-effective amendment to the Registration Statement to be filed pursuant to Rule 485(b) under the Securities Act.  Capitalized terms have the same meaning as defined in the Registration Statement.

1.               Comment:             Please specify in the Registration Statement which Fund will be the accounting survivor of the Reorganization.  In addition, please explain supplementally the analysis pursuant to which the Registrant determined which Fund will be the accounting survivor of the Reorganization in accordance with the Securities and Exchange Commission (“SEC”) staff’s guidance in North American Security Trust (pub. avail. Aug. 5, 1994) (the “NAST Letter”).

Response:            The NAST Letter sets forth the standards that the SEC staff believes are relevant to the continuation of a performance record in a reorganization transaction, and has also been applied more generally to an analysis of the accounting survivor in a fund reorganization.  In the NAST Letter, which related to a reorganization involving several funds, the SEC staff stated that funds should compare the attributes of the surviving fund and the predecessor funds to determine which predecessor fund, if any, the surviving fund most closely resembles.  The SEC staff further stated that a comparison of the following factors, among other things, may be relevant to that analysis: (i) investment adviser (including the portfolio managers employed or that that will be employed following the reorganization); (ii) investment objectives, policies and restrictions; (iii) expense structure and expense ratio; (iv) asset size; and (v) portfolio composition.

After careful consideration of the foregoing factors, and after consulting with its counsel and its independent registered public accounting firm regarding which Fund should be considered the accounting survivor of the Reorganization, the Registrant has concluded that it is appropriate for the Acquiring Fund, as the surviving Fund under the Reorganization, to be considered the accounting survivor.  In this regard, the Registrant notes the following:

(i)                                     Hartford Investment Financial Services, LLC (“HIFSCO”), the Acquiring Fund’s investment manager, and Wellington Management Company, LLP, its investment sub-adviser, will continue to serve as investment manager and investment sub-adviser for the Acquiring Fund following the Reorganization.  In addition, the Acquiring Fund’s current portfolio managers, rather than the Acquired Fund’s current portfolio manager, will serve as portfolio managers of the Acquiring Fund following the Reorganization.

(ii)                                  The investment objectives, policies and restrictions of the Acquiring Fund will be the same prior to and following the Reorganization.

(iii)                               The expense structure of the Acquiring Fund, including the management fee and current expense cap agreements, will be the same prior to and following the Reorganization.  In addition, the expense ratios of the Acquiring Fund will be the same prior to and following the Reorganization, except that the Reorganization is expected to result in slightly lower expense ratios for certain classes of the Acquiring Fund.

(iv)                              The Acquiring Fund ($1,876.1 million in net assets as of June 30, 2012) is significantly larger than the Acquired Fund ($83.5 million in net assets as of June 30, 2012).

(v)                                 The portfolio composition of the Acquiring Fund following the Reorganization will not differ substantially from its portfolio composition prior to the Reorganization.

The Registrant will revise the disclosure in the Registration Statement to indicate that the Acquiring Fund will be the accounting survivor of the Reorganization.

2.               Comment:             With respect to footnote 4 to the Funds’ expense tables, please clarify why there are two separate expense caps disclosed for Classes A, B, C and I of the Acquiring Fund.

Response:            The expense caps for Classes A, B, C and I set forth in the second paragraph of footnote 4 to the expense tables reflect a contractual agreement with HIFSCO that is in effect until February 28, 2014 and will continue automatically for one-year terms unless HIFSCO provides written notice of termination prior to the start of the next term or upon approval of the Board of Directors of the Acquiring Fund (such caps, the “one-year renewable caps”).  The expense caps for Classes A, B, C and I set forth in the first paragraph of footnote 4 reflect an agreement by HIFSCO to cap expenses at a lower level than the one-year renewable caps until February 28, 2014 (the “limited-term caps”).  The limited-term caps, unlike the one-year renewable caps, do not continue automatically for one-year terms.  Given that the limited-term caps are lower than the one-year renewable caps, the limited-term caps effectively supersede the one-year renewable caps for the period during which they are in effect.

The Registrant disclosed both the limited-term caps and one-year renewable caps to highlight the fact that both the Acquired Fund and Acquiring Fund have one-year renewable caps.  For purposes of clarity, the Registrant will move the disclosure regarding the one-year renewable caps for Classes A, B, C and I to a new section entitled “Expense Caps” under the heading “Management and Performance of the Acquiring Fund.”

3.               Comment:             Under the heading “Tax Considerations” in the Proxy Statement/Prospectus, please disclose the amount of the capital loss carryforward for each Fund and discuss the ability of the Acquiring Fund to use the Acquired Fund’s capital loss carryforward following the Reorganization.

Response:            The Registrant will revise the disclosure consistent with this comment.

4.               Comment:             Please confirm that an opinion and consent of counsel with respect to tax matters will be filed as part of a post-effective amendment to the Registration Statement.

The SEC staff notes that the Undertakings indicate only that “an opinion of counsel” with respect to tax matters will be filed as part of a post-effective amendment to the Registration Statement.

Response:            The Registrant confirms that an opinion and consent of counsel with respect to tax matters will be filed as part of a post-effective amendment to the Registration Statement.

5.               Comment:             With respect to the legality of shares opinion, please file an updated opinion reflecting the following revisions: (i) delete the qualifier regarding license to practice only in Pennsylvania; (ii) render the opinion regarding the shares to be offered under the Registration Statement; and (iii) where it indicates that the shares will be “non-assessable by the Company,” either delete “by the Company” or add “or its creditors.”  In this regard, please see Staff Legal Bulletin No. 19, Legality and Tax Opinions in Registered Offerings, dated October 14, 2011.

Response:            The Registrant will file an opinion revised in accordance with this comment as part of a post-effective amendment to the Registration Statement.

6.               Comment:             Under “Important Information,” please indicate in the vicinity of question 10 what will happen if the reorganization is not approved by the Acquired Fund’s shareholders.

Response:            The Registrant will revise the disclosure consistent with this comment.

7.               Comment:             As the Acquiring Fund’s prospectus is being incorporated by reference into the Proxy Statement/Prospectus, please confirm that the prospectus will be delivered to shareholders with the Proxy Statement/Prospectus in accordance with General Instruction G to Form N-14.

Response:            The Registrant confirms that it (i) has considered the delivery obligations and exceptions thereto under General Instructions F and G to, and Item 6 of, Form N-14 and (ii) will satisfy all of the conditions to incorporate information by reference into the Proxy Statement/Prospectus without delivering such information with the Proxy Statement/Prospectus.  In addition, the Registrant notes that shareholders are entitled to receive a copy of the documents listed (including the prospectus for the Acquiring Fund) without charge on the Funds’ website or by calling or writing the Funds as instructed on page 2 of the Proxy Statement/Prospectus.

8.               Comment:             In the last bullet point on page 7 of the Proxy Statement/Prospectus, please explain the effect of the Acquiring Fund’s higher limitation on investments in foreign issuers and non-dollar securities (i.e., that the Acquiring Fund may be subject to the risks of foreign investments to a greater degree than the Acquired Fund).

Response:            The Registrant will revise the disclosure consistent with this comment.

9.               Comment:             With respect to the Funds’ expense tables, please add “Acquired Fund” and “Acquiring Fund” in parentheses following the Fund names.

Response:            The Registrant will revise the disclosure consistent with this comment.

10.         Comment:             With respect to the expense table for Class A shares of the Funds, please revise the “Maximum deferred sales charge (load) (as a percentage of purchase price or redemption proceeds, whichever is less)” line item to reflect “1.00%” and revise the accompanying footnote to indicate that such deferred sales charge only applies for investments over $1 million.

Response:            Shareholders of the Funds are generally not subject to a contingent deferred sales charge (“CDSC”) on redemptions of Class A shares.  However, investments of $1 million or more in Class A shares — which qualify for a full waiver of the Class A shares front end sales charge — may be subject to a CDSC of 1.00% on any shares sold within 18 months of purchase.  This fact is disclosed in the How Sales Charges are Calculated section of each Fund’s prospectus.  The Registrant believes disclosure of this 1.00% CDSC is material to investors but believes that it is inappropriate to identify such CDSC in the table as the Class A shares maximum deferred sales charge given that most shareholders will never be required to pay such sales charges.  Prior to the introduction of the summary prospectus, the Registrant had only disclosed the Class A shares 1.00% CDSC in a footnote to the expense table.  In its implementation of the summary prospectus, the Registrant removed the footnote and included a cross reference to the disclosure of the Class A shares 1.00% CDSC in the How Sales Charges are Calculated section of the prospectus in the narrative introduction to the Fund’s expense table.  When the SEC staff indicated in its comments to the Hartford Mutual Funds’ summary prospectus that such language in the introduction to the expense table is not permitted by Form N-1A, the Registrant removed the cross-reference and added the parenthetical in the expense table indicating that no deferred sales charge applies to Class A investments of under $1 million.  As a result of certain limitations imposed by XBRL, the Registrant had proposed to revert to using only a footnote to disclose this CDSC as part of the Registrant’s 2011 annual update to its registration statement.  However, the Registrant received a comment from the SEC staff indicating that the footnote could only be included to the extent the sales charges referred to in the footnote were included in the expense table.  In order to address the staff comment, the Registrant reinserted the parenthetical to the expense table indicating that there is no deferred sales charge for Class A shares where under $1 million is invested, such that the deferred sales charge is included in the table.  The Registrant believes that further revision to the expense table to reflect a 1.00% deferred sales charge would be inaccurate and potentially misleading.  For these reasons, the Registrant respectfully declines to make the proposed change.

11.         Comment:             With respect to the expense reimbursement agreements that are disclosed in the Proxy Statement/Prospectus, please discuss whether the amounts reimbursed pursuant to the agreement can be recouped by the reimbursing party.

Response:            Amounts reimbursed under the expense reimbursement agreements applicable to the Hartford Mutual

Funds may not be recouped by the reimbursing party.

Sincerely,

/s/ Stephanie Capistron
Stephanie Capistron

cc:                   Laura Hatch

Edward Macdonald
John O’Hanlon